LANXESS
Energizing Chemistry

LANXESS AG / 51369 Leverkusen, Deutschland

Office of International Coporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A

SUPPL

30th August 2005

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3096
51369 Leverkusen

Telefon +49 214-30-43807
Telefax +49 214-30-24806
stephanie.cossmann@lanxess.com
www.lanxess.com

05029-05 SEC

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934 – File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

Enclosures:

- Interim Report Q2 2005
- ad hoc announcement
- Revised articles of association.

9/9

LANXESS
Energizing Chemistry

Ad-hoc publication

LANXESS AG
Investor Relations
Phone +49 214 30-77141
Fax +49 214 30-40944

LANXESS: Further Restructuring Measures Announced

- Further restructuring actions aimed at saving EUR 60 million a year
- Focusing on five Business Units
- Regional focus on U.S. and Europe

Leverkusen, August 25, 2005 – Chemicals company LANXESS AG is continuing its restructuring as announced. In addition to the measures publicized in June, the Board of Management now announces a second round of restructuring designed to achieve annual savings of EUR 60 million by 2008. Two-thirds of this saving volume is to be achieved by 2007, and the full annual amount starting in 2008. The new package involves the closure of non competitive, and the consolidation of unprofitable sites. The business units Inorganic Pigments (IPG), Leather (LEA), RheinChemie (RCH), Technical Rubber Products (TRP) and Textile Processing Chemicals (TPC) and the respective service functions will be affected. The savings package focuses mainly on the United States and Europe. Around 450 positions are affected. The company estimates that this second round of restructuring will lead to total one-time charges of about EUR 100 million through 2008.

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040
Listing: Frankfurt (Prime Standard)

LANXESS AG
Investor Relations
Phone +49 214 30-77141
Fax +49 214 30-40944

Contacts LANXESS AG/ Investor Relations

Michael Pontzen: +49 214-30 43804
Tanja Satzer: +49 214-30 43801
Oliver Stratmann: +49 214-30 49611
Dr. Gerd Zelesny: +49 214-30 71416

Legal notice

This announcement is issued for information purposes only and constitutes neither an offer to sell nor an invitation to purchase securities.

Dissemination of this announcement and/or the offering for sale or the sale of LANXESS *shares may be legally restricted in certain jurisdictions. Persons receiving or reading this announcement should inquire as to the existence of such restrictions and should observe them.*

It is not intended to publish a sales prospectus or other information material relating to the offering in the Federal Republic of Germany. In particular, no sales prospectus within the meaning of the Securities Sales Prospectus Act will be published in the Federal Republic of Germany. Any offers, sales or the publication of offer documents in the Federal Republic of Germany may therefore violate the Securities Sales Prospectus Act.

This announcement is not an offer for the sale of securities in the United States of America. Neither the offer for sale nor the sale of LANXESS shares has been or is being registered under the U.S. Securities Act of 1933, as amended. Therefore, the shares may not be offered for sale or sold except with prior registration or with an exemption from registration under the said Act. A public placement of the shares in the United States would only be permissible upon the issuance of a prospectus containing detailed information on LANXESS and its management together with financial statements of LANXESS and consolidated financial statements of the LANXESS Group.

This announcement is directed only to persons who 1) are currently outside the United Kingdom or 2) have professional investment experience (within the meaning of Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (the "Order") and 3) are covered by Article 49(2)(a) to (d) of the Order (high net worth corporations, unincorporated associations etc.). All such persons are for this purpose designated "relevant persons". Persons other than relevant persons may neither take this announcement as an inducement to purchase securities nor place reliance upon it. The shares referred to in this announcement are available only to relevant persons. Invitations, agreements and offers to purchase such shares are directed only to relevant persons. If you are currently in the United Kingdom and do not fall into one of the above categories, the investment options to which this announcement refers are not available to you and you should neither take this announcement as an inducement to purchase securities nor place reliance upon it.

Articles of Association of LANXESS Aktiengesellschaft

Article I
General Terms

§ 1
Name and Registered Office

(1) The name of the Company is LANXESS Aktiengesellschaft.

(2) Its registered office is in Leverkusen.

§ 2
Purpose of the Company

(1) The purpose of the Company is manufacturing, distribution, other industrial activities and the provision of services in the chemical and polymer fields.

(2) The Company is authorised to engage in all business which is related to or which directly or indirectly serves its purpose.

(3) The Company may establish, acquire and take participating interests in other companies, in particular those whose purposes fully or partially cover the areas set out in subparagraph (1). It may bring companies in which it holds a participating interest under its uniform control or confine itself to the administration thereof. It may transfer its operations in full or in part to newly established or existing affiliated companies.

§ 3
Fiscal Year, Notices, Place of Jurisdiction

(1) The fiscal year shall be the calendar year.

(2) Notices of the Company shall be published in the electronic Gazette of the Federal Republic of Germany (*elektronischer Bundesanzeiger*).

(3) The place of jurisdiction for all disputes between the Company and its stockholders shall be the location of the Company's registered office. Foreign courts shall have no jurisdiction with respect to such disputes.

Article II
Capital Stock and Shares

§ 4
Capital Stock

(1) The capital stock amounts to 73,034,192.00 euros and is divided into 73,034,192 bearer shares (no-par shares).

(2) Up to August 30, 2009, the Board of Management is authorized, with the approval of the Supervisory Board, to increase the capital stock in total by up to 36,517,096 euros, by one or several issuances of new no-par shares for contributions in cash or in kind. Stockholders shall be granted a subscription right subject to the following limitations: the Board of Management is authorized, with the approval of the Supervisory Board, to exclude any residual amounts from the stockholders' subscription right and to preclude the stockholders' subscription right to the extent necessary in order to grant to holders of warrants and convertible bonds issued by the Company or its subsidiaries the right to subscribe for new shares to the extent to which they would be entitled upon the exercise of their option or conversion rights. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders' subscription right if the capital increase is for contribution in kind for the purpose of acquiring companies, company assets or participating interests in companies. Moreover, the Board of Management is authorized, with the approval of the Supervisory Board, to preclude the stockholders' subscription right to the extent necessary in order to allow those holders of convertible bonds the right to subscribe for new shares, to the extent to which they are entitled upon the exercise of their conversion rights or upon performance of the Company's conversion obligation arising out of the issuance of convertible bonds in the nominal amount of 200,000,000 euros as authorized by a resolution of the Stockholders' Meeting on September 15, 2004. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders' subscription right where the capital increase is for contribution in cash for an amount up to 10% of the available capital stock at the time may be set otherwise than as the resolution is passed regarding the first utilization of the authorized capital, provided that the issue price of the new shares is not substantially less than the stock market price of the shares of the Company already listed at the time of the final determination of the issue price, which shall be as close as possible in time to the placement. The Board of Management is further authorized, with the approval of the Supervisory Board, to determine the further details of the capital increase and its implementation.

(3) The capital stock is contingently increased up to EUR 20,000,000 divided into up to 20,000,000 bearer shares (no-par shares). The contigent capital increase will only be implemented to the extent the holders of the convertible bonds which were issued by the Company upon the Stockholders' Meeting of the Company on September 15, 2004 exercise their conversion right or upon performance of the Company's conversion obligation. The new shares will participate in the profit of the Company as of the beginning of the year in

which they come into existence due to the exercise of the conversion right or upon performance of the Company's conversion obligation. The Board of Management is authorised, with the approval of the Supervisory Board, to determine further details of the contingent capital increase.

(4) In the event of a capital increase, the profit participation of the new shares may be set otherwise than as specified in § 60 of the German Stock Corporation Act (*Aktiengesetz*).

§ 5
Shares

(1) Stockholders shall not be entitled to share certificates.

(2) The Board of Management shall have the right to decide on the issuance of share certificates and any related details.

Article III
Constitution

A. The Board of Management

§ 6
Composition, Rules of Procedure

(1) The Board of Management shall consist of at least two members. Over and above this, the number of members of the Board of Management shall otherwise be determined by the Supervisory Board. The Supervisory Board may appoint one member of the Board of Management to be Chairman of the Board of Management and one member of the Board of Management to be Vice Chairman of the Board of Management. Alternate members of the Board of Management may be appointed.

(2) The Board of Management may, by unanimous resolution, decide on its own Rules of Procedure if these have not been issued for the Board of Management by the Supervisory Board.

§ 7
Power of Representation

The Company shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with one holder of a general commercial power of attorney (*Prokurist*).

B. Supervisory Board

§ 8
Composition, Election, Term of Office

(1) The Supervisory Board shall consist of 16 members. Eight members shall be elected by the Stockholders' Meeting in accordance with the provisions of the German Stock Corporation Act (*Aktiengesetz*) and eight members shall be elected in accordance with the provisions of the German Co-Determination Act (*Mitbestimmungsgesetz*) dated May 4, 1976.

(2) The members of the Supervisory Board shall be elected for a term ending with the end of the Stockholders' Meeting which resolves on the ratification of actions of the Supervisory Board in the fourth fiscal year after commencement of their terms of office. The fiscal year in which the terms of office begin shall not be counted. The Stockholders' Meeting may at the time of appointment provide for a shorter term of office.

(3) The Stockholders' Meeting may, at the same time as it elects the members of the Supervisory Board, elect one or more substitute members. The substitute members shall replace members who have ceased to be members of the Supervisory Board for the remainder of their terms of office. The election of substitute members for the employee representatives on the Supervisory Board shall take place in accordance with the provisions of the German Co-Determination Act (*Mitbestimmungsgesetz*).

(4) Should a member of the Supervisory Board elected by the Stockholders' Meeting retire from the Supervisory Board before the end of his term of office and should no elected substitute member be available, an election shall be held to appoint a successor prematurely for the remainder of the term of office of the member who has prematurely retired from the Supervisory Board, unless the successor is specifically elected for a shorter term.

(5) Members of the Supervisory Board may resign at any time by giving two weeks' written notice to the Chairman of the Supervisory Board or the Board of Management. The dismissal of a member of the Supervisory Board elected by the stockholders shall require a majority of at least three-quarters of the votes cast.

§ 9
Chairman and Vice Chairman

(1) The Supervisory Board shall elect a Chairman and a Vice Chairman from among its members. The election shall take place in accordance with the provisions of the German Co-Determination Act (*Mitbestimmungsgesetz*).

(2) Unless a shorter term of office is determined at the time of their election, the Chairman and Vice Chairman of the Supervisory Board shall be elected as Chairman and Vice Chairman for the duration of their membership on the

Supervisory Board. The election shall take place at a meeting which, without having to be separately convened, shall be held immediately following the Stockholders' Meeting at which elections to the Supervisory Board are held.

(3) If the Chairman or Vice Chairman of the Supervisory Board ceases to be a member before the end of his term of office, the Supervisory Board shall elect a successor at its next meeting. If the Chairman of the Supervisory Board prematurely ceases to be a member, Supervisory Board meetings shall be convened by the Vice Chairman.

(4) The Vice Chairman shall only assume the rights and obligations of the Chairman if the Chairman is unable to attend and those rights and obligations are expressly assigned to the Vice Chairman by law or under these Articles of Association.

§ 10
Convocation of Meetings and Passing of Resolutions

(1) The Chairman of the Supervisory Board shall convene and chair meetings of the Supervisory Board. The Supervisory Board shall meet twice per calendar half-year. Additional meetings shall be held if required by law or if advisable for business reasons.

(2) Members of the Board of Management may attend meetings of the Supervisory Board unless the Chairman of the Supervisory Board determines otherwise for any particular reason.

(3) The Supervisory Board shall be deemed to have a quorum if at least half of the members comprising the Supervisory Board participate in passing the resolution. A member also participates in passing the resolution if he abstains from voting. Members participating by way of video conference shall be deemed present. Absent members of the Supervisory Board may participate in the passing of a resolution by having other members of the Supervisory Board present a written vote on their behalf. A vote communicated in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)) shall be deemed to be a written vote.

(4) The Chairman may adjourn the passing of a resolution on a specific item or all items on the agenda for a maximum of four weeks, if there is not an equal number of members elected by the stockholders and members elected by the employees to participate in passing the resolution, or if there is another significant reason for an adjournment. The Chairman may not order a further adjournment.

(5) At the instigation of the Chairman, the Supervisory Board may also, outside of a meeting, pass a resolution verbally, by telephone, in writing or in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)). There is no right to object to the manner, determined by the Chairman, in which a

resolution is passed. Such resolutions shall be confirmed in writing by the Chairman and included in the minutes of the next meeting.

(6) Resolutions of the Supervisory Board shall be passed by a majority of the votes cast, except where otherwise provided by law. In case of a deadlock, the Chairman shall have a casting vote, if the deadlock persists after a second vote on the same issue. In accordance with sentences 4 and 5 of subparagraph (3), the casting vote may also be given in writing or in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)).

(7) Minutes of the deliberations and resolutions of the Supervisory Board shall be recorded and filed. The Chairman shall sign the minutes.

(8) Declarations by the Supervisory Board and its committees shall be made by the Chairman on behalf of the Supervisory Board. The Chairman, but no other member, is authorised to accept declarations on behalf of the Supervisory Board.

(9) The Supervisory Board may resolve on those amendments to these Articles of Association relating solely to the form of these Articles of Association.

§ 11
Rules of Procedure and Committees

(1) The Supervisory Board shall decide on its own Rules of Procedure.

(2) In addition to the committee pursuant to § 27(3) of the German Co-Determination Act (*Mitbestimmungsgesetz*), the Supervisory Board may establish other committees and appoint members of the Supervisory Board to such committees. The decision-making authority of the Supervisory Board may be assigned to the committees as permitted by law.

(3) The provisions set out in §10 shall apply similarly to the committees. The committee may elect one of its members to be Chairman if one has not been appointed by the Supervisory Board. Unless the committee is formed pursuant to § 27(3) of the German Co-Determination Act (*Mitbestimmungsgesetz*), in the event of a deadlock on the committee, the Chairman of the committee shall have a casting vote, if the deadlock persists after a second vote on the same issue. The Supervisory Board may further regulate the activities of the committees in its Rules of Procedure.

§ 12
Remuneration of the Supervisory Board

(1) Each member of the Supervisory Board shall receive, in addition to reimbursements for his expenses, a fixed annual remuneration in the amount of 30,000 euros.

(2) The Chairman shall receive three times, and the Vice Chairman one-and-a-half times, the amount of remuneration set out in subparagraph (1). Members of the Supervisory Board who are members of a committee shall, for each committee membership, receive an additional one-quarter of the amount of remuneration set out in subparagraph (1). Members of the Supervisory Board who chair a committee shall, for each chairmanship, receive a further additional one-quarter of the basic remuneration set out in subparagraph (1). A member of the Supervisory Board shall in total not receive more than three times the remuneration set out in subparagraph (1).

(3) Members of the Supervisory Board who are members of the Supervisory Board or a committee or who have chaired a committee for only part of a fiscal year shall be remunerated on a time pro-rated basis.

(4) The Company shall reimburse the members of the Supervisory Board for expenses incurred in discharging their duties, including any turnover tax (VAT) payable on their remuneration and on the reimbursement of expenses.

(5) The Company may purchase liability insurance for the benefit of the members of the Supervisory Board to cover any legal liability arising from their work as members of the Supervisory Board.

C. The Stockholders' Meeting

§ 13
Venue of the Stockholders' Meeting

The Stockholders' Meeting shall take place at the Company's registered office or in a German city with more than 100,000 inhabitants.

§ 14
Notice of the Stockholders' Meeting

Insofar as no other person is authorized by law to do this, the Stockholders' Meeting shall be convened by the Board of Management. The notice shall be published in the electronic Gazette of the Federal Republic of Germany (*elektronischer Bundesanzeiger*) at least one month prior to the day by the end of which shares must be deposited pursuant to §15. In calculating this deadline, the day of the notice and the last day by which shares must be deposited shall not be counted.

§ 15
Right to Attend, Deposit of Shares

(1) Only those stockholders who, during business hours, deposit their shares with the Company, a German notary public, a collective security deposit bank or with another depositary specified in the Notice of the Stockholders' Meeting,

and leave them there until the end of the Stockholders' Meeting, shall be entitled to attend and vote at the Stockholders' Meeting. Deposit with one of the aforementioned depositaries shall be deemed effective if the shares are with the consent of such depositary, held in custody by a credit institution frozen until the end of the Stockholders' Meeting.

(2) Shares must be deposited seven days prior to the Stockholders' Meeting at the latest. If the last day of the deposit deadline falls on a Saturday, Sunday or statutory holiday at the location of the Company's registered office, the deposit shall be made on the next working day immediately thereafter at the latest.

(3) If the shares have been deposited with a German notary public or a collective security deposit bank, the document certifying such deposit shall be delivered to the Company on the next working day after expiry of the deposit deadline at the latest (subparagraph (2)).

(4) Proxies for exercising voting rights shall be in writing unless otherwise provided by law. The Notice of the Stockholders' Meeting may however allow for proxies to be given in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)) and determine the method for granting proxies in detail.

§ 16
Conduct of the Stockholders' Meeting

(1) The Stockholders' Meeting shall be chaired by the Chairman of the Supervisory Board or, if he is prevented from attending, by another member of the Supervisory Board representing the stockholders, to be designated by the Chairman. In the event that neither the Chairman nor a member of the Supervisory Board designated by him is to chair the Meeting, the stockholder representatives in attendance shall, by simple majority of the votes cast, elect a person to chair the Meeting.

(2) The person chairing the Meeting shall preside over the discussions and determine the order of the agenda items and the speakers, as well as the manner and form of voting. The result of a vote may also be ascertained by deducting the number of yes- or no-votes and the abstentions from the total number of votes held by those entitled to vote.

(3) The Stockholders' Meeting may be transmitted or recorded visually and audibly, either in whole or in part. Details of visual and audio transmission or recording shall be published together with the Notice convening the Stockholders' Meeting in the Company's publications.

§ 17
Resolutions

(1) Each share carries the right to one vote at the Stockholders' Meeting.

(2) Unless otherwise provided by the Articles of Association or required by law, resolutions of the Stockholders' Meeting shall be passed by simple majority of the votes cast and, where a capital majority is also required, with a simple majority of the capital stock represented when the vote is taken.

Article IV
Annual Financial Statements and Distribution of Profits

§ 18
Annual Financial Statements

(1) The Board of Management shall prepare the annual financial statements, management report, consolidated financial statements and consolidated management report for the preceding fiscal year within the statutory deadlines and submit them immediately after their preparation to the Supervisory Board and to the auditors. At the same time, the Board of Management shall submit to the Supervisory Board a proposal for distribution of the balance sheet profit.

(2) The annual financial statements and consolidated financial statements shall be prepared in accordance with statutory provisions and accepted accounting principles.

(3) When approving the annual financial statements, the Board of Management and the Supervisory Board shall be authorized to allocate the net income remaining after deduction of the amounts to be allocated to the statutory reserve, plus any loss carry-forward, in whole or in part, to other retained earnings. Allocation of an amount greater than one-half of the net income for the year shall not be permissible if as a result of such allocation the other retained earnings would exceed one-half of the capital stock.

§ 19
Distribution of Balance Sheet Profit

(1) The Stockholders' Meeting shall resolve annually, during the first eight months of the fiscal year, on the ratification of actions taken by the members of the Board of Management and the Supervisory Board, on the distribution of the balance sheet profit and on the appointment of auditors (Annual Stockholders' Meeting).

(2) The balance sheet profit shall be distributed equally among the stockholders, unless the Stockholders' Meeting resolves to use it in some other manner.

(3) The Stockholders' Meeting may resolve to distribute the entire or part of the balance sheet profit to the stockholders by way of distribution in kind.

LANXESS Group Key Data	Q2 2004	Q2 2005	Change	H1 2004	H1 2005	Change
€ million			in %			in %
Sales	1,673	1,859	+11.1	3,283	3,588	+9.3
EBITDA pre exceptionals	115	163	+41.7	280	344	+22.9
EBITDA margin pre exceptionals	6.9%	8.8%		8.5%	9.6%	
EBITDA	97	160	+64.9	262	341	+30.2
EBIT pre exceptionals	41	100	+143.9	111	221	+99.1
EBIT	10	77	*	80	193	+141.3
EBIT margin	0.6%	4.1%		2.4%	5.4%	
Net income	(29)	24		(3)	94	
Earnings per share (€)	(0.40)	0.33		(0.04)	1.29	
Net operating cash flow	72	130	+80.6	5	120	*
Depreciation and amortization	87	83	-4.6	182	148	-18.7
Capital expenditures	54	48	-11.1	104	99	-4.8
Balance sheet total				4,577 [1]	4,807	+5.0
Stockholders' equity (including minority interest)				1,365 [1]	1,225	-10.3
Equity ratio				29.8% [1]	25.5%	
Net financial debt				1,135 [1]	1,250	+10.1
Number of employees (June 30)				19,659 [1]	18,725	-4.8

[1] December 31, 2004
* change of more than 200%

Q2 2005 Events in Brief	
April	
April 11	LANXESS announces its intent to restructure the Fine Chemicals and Styrenic Resins business units and initiates dialog with the works council.
April 18	LANXESS explores potential strategic partnerships for the Paper business unit.
April 26	2004 results published
May	
May 31	Q1 results and 2005 outlook published
June	
June 3	Detailed plans are announced for the restructuring of Fine Chemicals and Styrenic Resins.
June 6–7	LANXESS repurchases the mandatory convertible bond and places the associated 11,586,479 shares through an investment bank.
June 15	LANXESS successfully places a benchmark eurobond.
June 16	The stockholder representatives on the LANXESS Supervisory Board are confirmed in office at the company's first Annual Stockholders' Meeting, which is followed by the constituent meeting of the Supervisory Board.
June 20	LANXESS stock is included in the MDAX.

More information on these topics is provided under "Investor Relations" at www.lanxess.com

Note on Financial Data

This interim report as of June 30, 2005, prepared in accordance with the standards of the International Accounting Standards Board (IASB), has been produced independently by the LANXESS Group following its spin-off from the Bayer Group. Except as expressly indicated otherwise, all financial data for the year 2004 are taken from the Combined Financial Statements prepared voluntarily by the LANXESS Group as of December 31, 2004 and June 30, 2004, respectively. The Combined Financial Statements do not constitute consolidated financial statements of LANXESS AG as defined in commercial or company law. Information regarding the way the Combined Financial Statements [illegible] to the consolidated statements is provided in the notes.

LANXESS STOCK

LANXESS Stock LANXESS stock has performed well since its initial listing on January 31, 2005. It rose 16.5% during the second quarter of 2005, opening at €15.91 on April 1 and closing at €18.52 on June 30. A trading volume of some 35 million LANXESS shares was recorded in the three-month period. Market capitalization of LANXESS AG as of June 30, 2005 totaled €1.35 billion.

The German stock market was in cautious mood in the second quarter of 2005, with the difficult economic climate in Europe having a negative effect, particularly in April and May. Market sentiment improved in June.

In the second quarter of 2005, LANXESS stock outperformed its benchmark indices, the MDAX and Dow Jones STOXX 600 Chemicals℠.* The capital market responded favorably to the details of LANXESS's restructuring plans, as well as its repurchase of a mandatory convertible bond and placement of a benchmark eurobond. This response was reflected in the performance of the share price. In June, Deutsche Börse announced LANXESS's inclusion in the selection index MDAX. Our stock has formed part of this index since June 20, 2005.

* The Dow Jones STOXX 600 Chemicals℠ represents the chemicals-sector companies that are included in a larger index covering the 600 largest European enterprises in 18 different industries. There were 19 companies in the chemicals index as of June 30, 2005.

Stock Performance in %


130
120
110
100
90
January 31, 2005
March 31, 2005
(€15.90)
June 30, 2005
(€18.52)
LANXESS
DJ STOXX Chemicals℠
MDAX

LANXESS Stock		Q1 2005	Q2 2005
Capital stock	(€)/no. of shares	73,034,192*	73,034,192**
Market capitalization	€ billion	1.16*	1.35**
High/low for the period	€	17.90/13.63	19.76/15.64
Price at end of quarter	€	15.90*	18.52**
Trading volume	million shares	48.976	35.022
Earnings per share	€	0.96	0.33

* March 31, 2005
** June 30, 2005

BUSINESS DEVELOPMENT IN THE SECOND QUARTER OF 2005

Business Trends in the LANXESS Group

- Second-quarter earnings expand significantly
- EBITDA margin pre exceptionals improves again, up 1.9 points from the prior-year quarter to 8.8%
- "Price before volume" strategy is consistently and successfully implemented
- Sales in Asia-Pacific grow more than 17%

Sales In the second quarter of 2005 the LANXESS Group grew sales to €1,859 million, up €186 million from the same period of 2004. The largest contributions to this 11.1% overall improvement came from the Performance Rubber and Chemical Intermediates segments. Positive price and volume effects outweighed the slightly negative currency effects. In local currencies, sales rose 12.1%. As in the previous quarter, the favorable market environment enabled us to raise selling prices in key areas of our operations, a particularly gratifying development given the high volatility of the raw material and energy markets. The higher prices more than compensated for the medium-term rise in raw material and energy costs. Volume sales also increased despite the consistent implementation of our "price before volume" strategy.

Sales by Segment	Q2 2004	Q2 2005	Change	H1 2004	H1 2005	Change
€ million			in %			in %
Performance Rubber	368	432	+17.4	694	824	+18.7
Engineering Plastics	431	448	+3.9	838	862	+2.9
Chemical Intermediates	320	406	+26.9	686	795	+15.9
Performance Chemicals	490	511	+4.3	968	989	+2.2

Gross Profit The 9.1% increase in the cost of sales compared with the second quarter of 2004 was smaller than the growth in business would imply. Gross profit rose by 18.3% from the prior-year period to €440 million. Despite higher raw material costs, the gross profit margin rose to 23.7%, which was 1.5 points ahead of the prior-year quarter. This was the result of passing raw material cost increases through to the market and implementing our qualitative sales growth strategy in some areas, which improved margins. Dubbed "price before volume," this strategy, which the LANXESS Group has systematically pursued since becoming economically and legally independent, involves deliberately forgoing business that is not sufficiently profitable. Additional positive momentum resulted from the cost-saving effect of exchange rate fluctuations.

EBITDA and EBIT The operating result before depreciation and amortization (EBITDA) pre exceptionals grew 41.7% from the prior-year quarter to €163 million, in light of the improved gross profit margin and function costs that were virtually flat on aggregate. The €23 million in exceptional items reflected in the operating result (EBIT) for the second quarter of 2005 included €20 million in impairment losses recognized on property, plant and equipment in the Engineering Plastics and Chemical Intermediates segments and under Corporate Center, Services, Non-Core Business, Reconciliation. In addition, expenses were incurred in connection with antitrust investigations in the Performance Rubber and Performance Chemicals segments, as in the second quarter of 2004. These expenses amounted to €3 million in the second quarter of 2005.

EBITDA Pre Exceptionals	Q2 2004	Q2 2005	Change	H1 2004	H1 2005	Change
€ million			in %			in %
Performance Rubber	49	70	+42.9	81	126	+55.6
Engineering Plastics	8	14	+75.0	29	49	+69.0
Chemical Intermediates	31	59	+90.3	112	124	+10.7
Performance Chemicals	43	58	+34.9	98	116	+18.4

Financial Result The financial result came in at minus €48 million, compared with minus €27 million in the prior-year quarter. An improvement in income from investments in affiliated companies was offset by slightly higher net interest expense, the expenses incurred for the repurchase and resale of the convertible bond issued in September 2004, and a lower currency translation balance.

Income before Income Taxes Income before incomes taxes rose from minus €17 million in the prior-year quarter to €29 million in the second quarter of 2005.

Net Income Group net income for the second quarter of 2005 came to €24 million (Q2 2004: minus €29 million after deducting €2 million in income attributable to minority interests). Basic earnings per share rose to €0.33 (Q2 2004: minus €0.40).

Business Trends by Region

Sales by Market	Q2 2004		Q2 2005		Change	H1 2004		H1 2005		Change
	€ million	% of total	€ million	% of total	in %	€ million	% of total	€ million	% of total	in %
EMEA (except Germany)	620	37.1	660	35.5	+6.5	1,231	37.5	1,300	36.2	+5.6
Germany	344	20.5	400	21.5	+16.3	701	21.4	790	22.0	+12.7
Americas	458	27.4	504	27.1	+10.0	871	26.5	953	26.6	+9.4
Asia-Pacific	251	15.0	295	15.9	+17.5	480	14.6	545	15.2	+13.5
	1,673	**100.0**	**1,859**	**100.0**	**+11.1**	**3,283**	**100.0**	**3,588**	**100.0**	**+9.3**

Compared with the prior-year quarter LANXESS grew sales in the EMEA (Europe, Middle East, Africa) region, excluding Germany, by 6.5% to €660 million, with selling-price increases continuing to have a positive impact. Business expanded at an above-average rate in Belgium and Italy in particular. The EMEA region accounted for 35.5% of total sales, compared with 37.1% in the same period last year.

Sales in Germany rose 16.3% to €400 million, with the highest growth recorded by the Performance Rubber and Engineering Plastics segments. A technical effect arising from the switch from Combined Financial Statements to consolidated reporting by the independent LANXESS Group helped to boost the sales figure for Germany, depressing it correspondingly in the other regions. The proportion of total business transacted with customers in Germany advanced slightly to 21.5%, from 20.5% in the second quarter of 2004.

LANXESS grew second-quarter sales in the Americas region by 10.0% to €504 million. In local currencies the increase came to 12.2%, with the Performance Rubber and Chemical Intermediates segments making the largest contributions. Business in the United States and Mexico was up significantly, aided by the strength of those countries' economies. The Americas region accounted for 27.1% of Group sales, against 27.4% in the prior-year quarter.

With business in Asia-Pacific propelled by the continuing rapid pace of economic growth, LANXESS grew sales there by 17.5% from the prior-year period, to €295 million. In local currencies, sales rose by 21.2%. An upward trend was recorded in all segments, especially Engineering Plastics and Chemical Intermediates, which posted substantial sales growth in China and Thailand, in particular. The Asia-Pacific region contributed 15.9% of total sales, compared with 15.0% in the prior-year quarter.

Segment Information

Performance Rubber	Q2 2004		Q2 2005		Change	H1 2004		H1 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	368		432		+17.4	694		824		+18.7
EBITDA pre exceptionals	49	13.3	70	16.2	+42.9	81	11.7	126	15.3	+55.6
EBITDA	38	10.3	68	15.7	+78.9	70	10.1	124	15.0	+77.1
EBIT pre exceptionals	25	6.8	54	12.5	+116.0	37	5.3	95	11.5	+156.8
EBIT	14	3.8	52	12.0	*	26	3.7	93	11.3	*

* change of more than 200%

Sales of the Performance Rubber segment in the second quarter of 2005 rose 17.4% to €432 million, from €368 million in the prior-year quarter. Price increases were successfully implemented to pass higher raw material and energy costs through to the market, this factor alone boosting sales by 12.5%. In addition, continuing brisk demand for rubber contributed to a 6.1% volume-based sales increase that more than offset a 1.2% decline due to currency effects.

EBITDA pre exceptionals in the Performance Rubber segment rose by €21 million to €70 million thanks to an improved product mix and our success in raising selling prices. Cost savings also contributed to the higher earnings.

The EBITDA margin pre exceptionals in the Performance Rubber segment improved by 2.9 points to 16.2%.

As in the prior-year quarter, the exceptional items in this segment consisted solely of expenses incurred in the course of antitrust investigations in the Technical Rubber Products business unit. These expenses amounted to €2 million (Q2 2004: €11 million).

Engineering Plastics	Q2 2004		Q2 2005		Change	H1 2004		H1 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	431		448		+3.9	838		862		+2.9
EBITDA pre exceptionals	8	1.9	14	3.1	+75.0	29	3.5	49	5.7	+69.0
EBITDA	8	1.9	14	3.1	+75.0	29	3.5	49	5.7	+69.0
EBIT pre exceptionals	3	0.7	6	1.3	+100.0	6	0.7	32	3.7	*
EBIT	17	3.9	(6)	(1.3)		20	2.4	18	2.1	-10.0

* change of more than 200%

Sales in the Engineering Plastics segment showed a €17 million year-on-year increase in the second quarter of 2005 to €448 million, with negative volume effects of 1.7% offset by positive price effects of 6.6%. Negative currency effects shaved 1.0% off sales. The pillar of this segment's sales growth was the Semi-Crystalline Products business unit, which recorded an upward business trend and, as a result, high capacity utilization. On top of considerable growth in volumes, price increases were also implemented. As was already the case in the first quarter of 2005, slight price increases in the Styrenic Resins business were accompanied by a drop in volumes, an effect that was in line with our strategy of forgoing unprofitable sales. In the Fibers business unit, both volumes and selling prices receded once again, with the unit suffering as it had in previous quarters from global overcapacities and the resulting intense pressure on prices.

EBITDA pre exceptionals in the Engineering Plastics segment rose by €6 million to €14 million, driven mainly by the price increases in the Semi-Crystalline Products business unit, which served to pass the higher raw material costs through to the market. Cost-saving measures also had a positive impact on earnings.

Although the EBITDA margin pre exceptionals edged slightly higher, up 1.2 points to 3.1%, it remains entirely unsatisfactory. The Engineering Plastics segment continues to deliver the lowest profit contributions in the LANXESS Group, in both absolute and relative terms. This underscores the need for the restructuring measures agreed upon in the second quarter of 2005 for the Styrenic Resins business unit in order to improve its competitiveness. The restructuring will include a thorough realignment of operations at the European Styrenic Resins facilities in Dormagen, Germany, and Tarragona, Spain.

EBIT was impacted by impairment charges of €3 million in the Styrenic Resins business unit and €9 million in the Fibers business unit. In the prior-year period there had been a €14 million boost to earnings from reversals of impairment losses previously recognized on assets of the Styrenic Resins business unit.

Chemical Intermediates	Q2 2004		Q2 2005		Change	H1 2004		H1 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	320		406		+26.9	686		795		+15.9
EBITDA pre exceptionals	31	9.7	59	14.5	+90.3	112	16.3	124	15.6	+10.7
EBITDA	31	9.7	59	14.5	+90.3	112	16.3	124	15.6	+10.7
EBIT pre exceptionals	8	2.5	40	9.9	*	56	8.2	90	11.3	+60.7
EBIT	2	0.6	34	8.4	*	50	7.3	81	10.2	+62.0

* change of more than 200%

Sales in the Chemical Intermediates segment in the second quarter of 2005 were up 26.9% from the prior-year quarter, due to a volume-based growth of 20.3% and a price-based increase of 7.5%. Currencies had a 0.9% negative effect. Substantial price- and volume-based gains were achieved in the Basic Chemicals business unit, with Inorganic Pigments also recording small increases from both prices and volumes. Due to an improved situation for agrochemicals and pharmaceutical intermediates, the Fine Chemicals business unit achieved strong, largely volume-driven sales growth from the weak prior-year quarter.

Fueled mainly by improved capacity utilization and somewhat better cost structures, EBITDA pre exceptionals in the Chemical Intermediates segment rose 90.3% year on year. However, higher selling prices did not fully compensate for the higher cost of raw materials in the Inorganic Pigments business unit. The EBITDA margin pre exceptionals in the Chemical Intermediates segment advanced from 9.7% to 14.5%.

As in the prior-year quarter, EBIT was diminished by impairment charges in the Fine Chemicals business unit. These charges amounted to €6 million for the second quarter of 2005. LANXESS decided on a comprehensive package of measures for this business unit in the second quarter of 2005. In addition to a spin-off of the business to a separate legal entity, the strategy includes the closure of several unprofitable facilities, combined with the active management of both product and customer portfolios. The goal of the restructuring is to make the Fine Chemicals business unit internationally competitive for the long term.

Performance Chemicals	Q2 2004		Q2 2005		Change	H1 2004		H1 2005		Change
	€ million	in % of sales	€ million	in % of sales	in %	€ million	in % of sales	€ million	in % of sales	in %
Sales	490		511		+4.3	968		989		+2.2
EBITDA pre exceptionals	43	8.8	58	11.4	+34.9	98	10.1	116	11.7	+18.4
EBITDA	36	7.3	57	11.2	+58.3	91	9.4	115	11.6	+26.4
EBIT pre exceptionals	25	5.1	42	8.2	+68.0	58	6.0	85	8.6	+46.6
EBIT	(3)	(0.6)	41	8.0		30	3.1	84	8.5	+180.0

Sales of the Performance Chemicals segment grew 4.3% from the prior-year period, to €511 million. In local currencies, the increase came to 5.4%. There was a 7.2% sales increase from higher prices but a 1.8% decrease from lower volumes. The Rubber Chemicals, Ion Exchange Resins and Leather business units, in particular, succeeded in passing the higher raw material costs through to the market. Volume growth was also achieved, especially by the Leather business unit. The Textile Processing Chemicals business unit once again posted a decline in sales in Europe and the Americas.

Effective cost management, particularly in the Rubber Chemicals and RheinChemie business units, was the main factor behind a 34.9% increase in EBITDA pre exceptionals for the Performance Chemicals segment. The EBITDA margin pre exceptionals rose 2.6 points to 11.4%.

The €1 million in exceptional items for this segment relates entirely to expenses incurred in connection with antitrust investigations in the Rubber Chemicals business unit. The €28 million in exceptional items in the prior-year quarter included €7 million in expenses for these investigations as well as a €21 million write-down of goodwill in the RheinChemie business unit.

Corporate Center, Services, Non-Core Business, Reconciliation Departing from the presentation in the 2004 Annual Report, corporate costs are no longer allocated among the operating segments. As of fiscal 2005 they are instead reported collectively under a segment named "Corporate Center, Services, Non-Core Business, Reconciliation," facilitating a comparison of performance across LANXESS's operating segments.

The figures already published for the individual quarters of 2004 have been adjusted accordingly. The amount of corporate costs reclassified for the second quarter of 2004 was €16 million, with the cumulative reclassification for the first six months of 2004 standing at €32 million. The €2 million in exceptional items for this segment in the second quarter of 2005 relates to impairment charges taken for unused assets.

Financial Condition

Balance Sheet Structure As of June 30, 2005 the LANXESS Group had total assets of €4,807 million, an increase of 5.0% compared with December 31, 2004. With noncurrent assets almost unchanged, this growth was mainly attributable to current assets, which increased by 14.0% to €3,104 million. Inventories were up 14.6% to €1,319 million, chiefly because of exchange rate movements, considerably higher raw material costs and anticipated maintenance shutdowns. Trade receivables rose 6.6% to €1,212 million, also because of exchange rate movements and due to the business expansion in the first half of 2005. Liquid assets stood at €178 million, compared with €72 million on December 31, 2004. Both the decline in deferred tax assets and the increase in deferred tax liabilities resulted from an adjustment of these items – not recognized in income – necessitated by the transition from the Combined Financial Statements as of December 31, 2004 to the consolidated interim financial statements of the LANXESS Group as of June 30, 2005. Further details are given in the notes.

Stockholders' equity including minority interests shrank by 10.3% from December 31, 2004 to €1,225 million on June 30, 2005, giving a 25.5% equity ratio. The decrease is due mainly to the direct recognition in equity of deferred-tax adjustments. This item is reflected in the changes-in-equity statement and explained in the notes.

Liabilities rose by 8.6% to €3,384 million, with a decline in trade payables offset mainly by an increase in financial liabilities and in other provisions. The growth in other provisions results from an increase in short-term personnel-related provisions, tax provisions and provisions for invoices not yet received.

Liquidity and Capital Resources Net operating cash flow in the first half of 2005 improved by a substantial €115 million compared with the same period of 2004, mainly due to the €113 million growth in EBIT. An additional factor was the smaller increase in working capital, including other net current assets, than in the prior-year period.

With respect to investing activities, there was a net outflow of €91 million, compared with €112 million in the first half of 2004. The €99 million in cash outflow for additions to property, plant, equipment and intangible assets was somewhat below the prior-year period and below the €148 million in depreciation and amortization. Capital spending in the first half of 2005 was attributable primarily to the Chemical Intermediates and Performance Chemicals segments, including in particular the Basic Chemicals business unit in Leverkusen and the Material Protection Products business unit in Dormagen, respectively. Substantial capital expenditures were also made for the Performance Rubber segment in Belgium.

The €8 million in ancillary cost of acquisition (land transfer tax) incurred for the purchase of land and buildings at production sites in Germany, reported entirely as capital expenditures of the Reconciliation segment in the first quarter of 2005, was reclassified as capital expenditures of the operating segments as of June 30, 2005. The land and buildings transferred to the LANXESS Group as part of the spin-off had already been assigned to LANXESS for economic purposes and recognized at cost less accumulated depreciation in the Combined Financial Statements as of December 31, 2004. They are reflected in the consolidated balance sheet as of June 30, 2005 at their net carrying amounts.

Net cash provided by financing activities came to €72 million. The financial liabilities to the Bayer Group that existed as of December 31, 2004 were repaid in full, and the revolving credit line arranged with an international bank consortium in December 2004 was drawn on for the first time. The proceeds from the issuance of the €500 million benchmark eurobond, which matures in 2012 and carries a coupon of 4.125%, were used to repay existing financial liabilities. This bond strengthens the company's balance sheet for the long term. The total of interest paid and other financial disbursements, including expenses from the repurchase and resale of the convertible bond in June 2005, came to €53 million.

Liquid assets as of June 30, 2005 totaled €178 million, a €106 million increase from year-end 2004. Net financial debt grew 10.1% to €1,250 million, from €1,135 million on December 31, 2004, mainly because of the increase in working capital and growth in business.

Outlook We believe the upward trend in the world economy and our market environment will continue in the months ahead. Against this background and with LANXESS using its independence to realign the business, we expect to see a continuing improvement in performance. We therefore expect that EBITDA pre exceptionals will grow to between €550 million and €560 million for the full year 2005, compared with €447 million in 2004.

We predict rather more moderate sales growth for the remainder of 2005, in light of the strong second half we enjoyed last year and also our "price before volume" strategy. Full-year sales should show an increase from 2004.

Capital expenditures are likely to be at the lower end of our previous forecast of €250 million to €270 million.

The already announced restructuring of our Styrenic Resins and Fine Chemicals business units will begin to adversely affect earnings in the third quarter. LANXESS also plans to take further action to reach the goals set for the LANXESS Group, which has been independent since early 2005. Earnings are therefore likely to be diminished by additional restructuring charges.

LANXESS GROUP STATEMENTS OF INCOME

	Q2 2004		Q2 2005		H1 2004		H1 2005	
	€ million	in % of sales	€ million	in % of sales	€ million	in % of sales	€ million	in % of sales
Sales	**1,673**		**1,859**		**3,283**		**3,588**	
Cost of sales	(1,301)	(77.8)	(1,419)	(76.3)	(2,542)	(77.4)	(2,706)	(75.4)
Gross profit	**372**	**22.2**	**440**	**23.7**	**741**	**22.6**	**882**	**24.6**
Selling expenses	(218)	(13.0)	(221)	(11.9)	(424)	(12.9)	(432)	(12.0)
Research and development expenses	(31)	(1.9)	(28)	(1.5)	(66)	(2.0)	(54)	(1.5)
General administration expenses	(72)	(4.3)	(71)	(3.8)	(131)	(4.0)	(142)	(4.0)
Other operating expenses/income – net	(41)	(2.5)	(43)	(2.3)	(40)	(1.2)	(61)	(1.7)
Operating result (EBIT)	**10**	**0.6**	**77**	**4.1**	**80**	**2.4**	**193**	**5.4**
Income/expense from investments in affiliated companies – net	0	0.0	3	0.2	0	0.0	8	0.2
Interest expense – net	(9)	(0.5)	(13)	(0.7)	(28)	(0.9)	(23)	(0.6)
Other financial expense/income – net	(18)	(1.1)	(38)	(2.0)	(20)	(0.6)	(55)	(1.5)
Financial result	**(27)**	**(1.6)**	**(48)**	**(2.6)**	**(48)**	**(1.5)**	**(70)**	**(2.0)**
Income (loss) before income taxes	**(17)**	**(1.0)**	**29**	**1.6**	**32**	**1.0**	**123**	**3.4**
Income taxes	(10)	(0.6)	(5)	(0.3)	(31)	(0.9)	(28)	(0.8)
Income (loss) after taxes	**(27)**	**(1.6)**	**24**	**1.3**	**1**	**0.0**	**95**	**2.6**
Minority interests	(2)	(0.1)	0	0.0	(4)	(0.1)	(1)	0.0
Net income (loss)	**(29)**	**(1.7)**	**24**	**1.3**	**(3)**	**(0.1)**	**94**	**2.6**
Basic earnings per share (€)	**(0.40)**		**0.33**		**(0.04)**		**1.29**	
Diluted earnings per share (€)	**(0.40)**		**0.27**		**(0.04)**		**1.13**	

LANXESS GROUP BALANCE SHEETS

€ million	December 31, 2004	June 30, 2005
ASSETS		
Noncurrent assets		
Intangible assets	65	60
Property, plant and equipment	1,521	1,517
Investments in associates	44	52
Other financial assets	41	38
	1,671	**1,667**
Current assets		
Inventories	1,151	1,319
Receivables and other assets		
Trade receivables	1,137	1,212
Other receivables and other assets	363	395
	1,500	1,607
Liquid assets	72	178
	2,723	**3,104**
Deferred taxes	**172**	**18**
Prepaid expenses	**11**	**18**
Total assets	**4,577**	**4,807**
STOCKHOLDERS' EQUITY AND LIABILITIES		
Stockholders' equity		
Capital stock and reserves of LANXESS AG	836	836
Retained earnings	896	631
Net income (loss)	(12)	94
Other comprehensive income (loss)	(369)	(351)
Minority interests	14	15
	1,365	**1,225**
Liabilities		
Noncurrent liabilities		
Provisions for pensions and other post-employment benefits	418	449
Other provisions	238	224
Financial liabilities	131	634
Other liabilities	1	1
	788	1,308
Current liabilities		
Other provisions	243	359
Financial liabilities	1,076	794
Trade payables	820	735
Other liabilities	189	188
	2,328	2,076
	3,116	**3,384**
Deferred taxes	**55**	**152**
Deferred income	**41**	**46**
Total stockholders' equity and liabilities	**4,577**	**4,807**

LANXESS GROUP STATEMENTS OF CASH FLOWS

	H1 2004	H1 2005
€ million		
Operating result (EBIT)	**80**	**193**
Income taxes	(37)	(39)
Depreciation and amortization	182	148
Change in pension provisions	(16)	6
(Gains) losses on retirements of property, plant and equipment	4	(1)
Gross cash flow	**213**	**307**
Change in inventories	(73)	(115)
Change in trade receivables	(147)	(28)
Change in trade payables	31	(120)
Changes in other net current assets	(19)	76
Net cash provided by operating activities	**5**	**120**
Cash outflow for additions to property, plant and equipment	(104)	(99)
Cash inflow from sales of property, plant and equipment	43	5
Cash outflow for additions to financial assets	(51)	0
Interest and dividends received	0	3
Net cash used in investing activities	**(112)**	**(91)**
Dividends paid to minority interests	0	(2)
Proceeds from borrowings	259	844
Repayments of borrowings	(62)	(717)
Interest paid and other financial disbursements	(35)	(53)
Net cash provided by financing activities	**162**	**72**
Change in cash and cash equivalents from business activities	**55**	**101**
Cash and cash equivalents as of January 1	**13**	**72**
Change in cash and cash equivalents due to changes in scope of consolidation	1	0
Other changes in cash and cash equivalents	0	4
Cash and cash equivalents as of June 30	**69**	**177**
Marketable securities and other instruments	0	1
Liquid assets as per balance sheets	**69**	**178**

KEY DATA BY SEGMENT AND REGION

Key Data by Segment

Second Quarter	Q2 2004	Q2 2005	Q2 2004	Q2 2005	Q2 2004	Q2 2005
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	368	432	431	448	320	406
EBITDA pre exceptionals	49	70	8	14	31	59
EBITDA margin pre exceptionals	13.3%	16.2%	1.9%	3.1%	9.7%	14.5%
EBITDA	38	68	8	14	31	59
Operating result (EBIT) pre exceptionals	25	54	3	6	8	40
Operating result (EBIT)	14	52	17	(6)	2	34
Capital expenditures	18	15	8	9	18	18
Depreciation and amortization	24	16	(9)	20	29	25

First Half	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
Sales	694	824	838	862	686	795
EBITDA pre exceptionals	81	126	29	49	112	124
EBITDA margin pre exceptionals	11.7%	15.3%	3.5%	5.7%	16.3%	15.6%
EBITDA	70	124	29	49	112	124
Operating result (EBIT) pre exceptionals	37	95	6	32	56	90
Operating result (EBIT)	26	93	20	18	50	81
Capital expenditures	29	24	17	14	28	27
Depreciation and amortization	44	31	9	31	62	43
Number of employees (June 30)	3,163 [1]	3,013	3,652 [1]	3,533	3,819 [1]	3,635

[1] December 31, 2004

Key Data by Region

Second Quarter	Q2 2004	Q2 2005	Q2 2004	Q2 2005	Q2 2004	Q2 2005
€ million	EMEA (except Germany)		Germany		Americas	
Sales by market	620	660	344	400	458	504
Proportion of Group sales	37.1%	35.5%	20.5%	21.5%	27.4%	27.1%

First Half	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005
€ million	EMEA (except Germany)		Germany		Americas	
Sales by market	1,231	1,300	701	790	871	953
Proportion of Group sales	37.5%	36.2%	21.4%	22.0%	26.5%	26.6%
Number of employees (June 30)	3,717 [1]	3,317	10,098 [1]	9,819	3,920 [1]	3,822

[1] December 31, 2004

	Q2 2004	Q2 2005	Q2 2004	Q2 2005	Q2 2004	Q2 2005
	Performance Chemicals		Corporate Center, Services, Non-Core Business, Reconciliation		LANXESS	
	490	511	64	62	1,673	1,859
	43	58	(16)	(38)	115	163
	8.8%	11.4%			6.9%	8.8%
	36	57	(16)	(38)	97	160
	25	42	(20)	(42)	41	100
	(3)	41	(20)	(44)	10	77
	10	14	0	(8)	54	48
	39	16	4	6	87	83

	H1 2004	H1 2005	H1 2004	H1 2005	H1 2004	H1 2005
	Performance Chemicals		Corporate Center, Services, Non-Core Business, Reconciliation		LANXESS	
	968	989	97	118	3,283	3,588
	98	116	(40)	(71)	280	344
	10.1%	11.7%			8,5%	9,6%
	91	115	(40)	(71)	262	341
	58	85	(46)	(81)	111	221
	30	84	(46)	(83)	80	193
	21	26	9	8	104	99
	61	31	6	12	182	148
	5,140 [1)]	4,872	3,885 [1)]	3,672	19,659 [1)]	18,725

	Q2 2004	Q2 2005	Q2 2004	Q2 2005
	Asia-Pacific		LANXESS	
	251	295	1,673	1,859
	15.0%	15.9%		

	H1 2004	H1 2005	H1 2004	H1 2005
	Asia-Pacific		LANXESS	
	480	545	3,283	3,588
	14.6%	15.2%		
	1,924 [1)]	1,767	19,659 [1)]	18,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005

Recognition and Valuation Principles Like the Combined Financial Statements for fiscal 2004, the unaudited consolidated financial statements as of June 30, 2005 were prepared in accordance with the standards of the International Accounting Standards Board (IASB). The recognition and valuation principles applied were the same as those used for the 2004 Combined Financial Statements, with the exception that effective January 1, 2005, goodwill resulting from business combinations agreed upon prior to March 31, 2004 is also no longer amortized but instead tested annually for possible impairment. IAS 34 (Interim Financial Reporting) was also applied. The classification of assets and liabilities according to maturity as required by IAS 1 (Presentation of Financial Statements) will be undertaken in the annual financial statements for 2005.

Transition from Combined Financial Statements to Consolidated Financial Statements of the LANXESS Group The Combined Financial Statements as of December 31, 2004 were derived from the consolidated financial statements of the Bayer Group in order to provide a historical record of LANXESS financial data ahead of the spin-off. The interim financial statements as of June 30, 2005 were prepared independently by the LANXESS Group following its spin-off from Bayer.

As a result of the transition from the Combined Financial Statements – on which calculations had to be based prior to the spin-off – to consolidated Group statements, the stockholders' equity of the LANXESS Group decreased by €253 million, mainly because of adjustments to deferred taxes that are not recognized in income.

The need for these adjustments arose partly because the opening balance sheet had to reflect the amount of loss carry-forwards actually transferred to LANXESS in the course of the spin-off pursuant to tax regulations, and this amount differed from that previously allocated to LANXESS on an accountability basis for the purpose of the Combined Financial Statements. There were also some changes in deferred taxes as a result of timing differences.

The minority-interest component of stockholders' equity reported as of June 30, 2005 also reflects the currency translation adjustments attributable to minority interests. This had the effect of reducing minority interests compared with the amount reported in the Combined Financial Statements as of December 31, 2003 by €20 million and increasing total stockholders' equity – excluding minority interests – by the same amount. The figures for December 31, 2004 were restated accordingly.

Scope of Consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG along with all of its material domestic and foreign subsidiaries. Two companies were consolidated for the first time in the second quarter of 2005: LANXESS Finance B.V., Ede, Netherlands, which was founded on June 6, 2005 in connection with the issuance of the benchmark eurobond and will serve in the future as the LANXESS Group's financing and service company, and Perlon-Monofil GmbH (formerly 1. BCheV GmbH), Dormagen, Germany, which acquired the Perlon monofilament business from Dorlastan Fibers & Monofil GmbH effective April 1, 2005. Since both companies were formed on the basis of asset transfers from other fully consolidated companies, a statement of changes in Group assets and liabilities resulting from changes in the scope of consolidation is not provided.

Sixty-one companies were fully consolidated into the financial statements of the LANXESS Group as of June 30, 2005. In addition, unchanged from December 31, 2004, Chrome International South Africa (Pty) Ltd. was included by proportionate consolidation, while Bayer Industry Services GmbH & Co. OHG was included at equity.

Capital Stock On June 16, 2005 the Annual Stockholders' Meeting of LANXESS AG approved a €20,000,000 contingent capital increase for the issuance of up to €20,000,000 new no-par bearer shares. The purpose of this contingent capital increase was to enable shares to be issued to the holders of the convertible bond issued by the company pursuant to the Stockholders' Meeting resolution of September 15, 2004 in the case of either voluntary or mandatory conversion. The contingent capital increase may only be implemented to the extent the holders of the convertible bond exercise their conversion rights or fulfill their conversion obligation (see Subsequent Events).

Employees The LANXESS Group had a total of 18,725 employees on June 30, 2005, compared with 19,659 on December 31, 2004 and 18,799 on March 31, 2005. In the Combined Financial Statements as of December 31, 2004, some 600 employees of Bayer companies were allocated to the LANXESS Group for statistical purposes because they worked in agency business for LANXESS. As of the date of the spin-off, these individuals are no longer assigned to LANXESS.

Supervisory Board The following individuals were elected at the Annual Stockholders' Meeting held on June 16, 2005 to serve as stockholder representatives on the LANXESS AG Supervisory Board:

- Dr. Rolf Stomberg (Chairman)
- Dr. Friedrich Janssen
- Dr. Jürgen F. Kammer
- Robert J. Koehler
- Rainer Laufs
- Lutz Lingnau
- Prof. h.c. (CHN) Dr. Ulrich Middelmann
- Dr. Sieghardt Rometsch

The employee representatives on the LANXESS AG Supervisory Board are:

- Ralf Deitz (Vice Chairman)
- Wolfgang Blossey
- Werner Czaplik
- Dr. Rudolf Fauss
- Ulrich Freese
- Rainer Hippler
- Hans-Jürgen Schicker
- Gisela Seidel

The term of office of all Supervisory Board members runs until the end of the Annual Stockholders' Meeting that resolves on the ratification of their actions with respect to the 2009 fiscal year.

Earnings per Share Basic earnings per share were determined by dividing Group net income by the number of shares in issue during the reporting period, namely the 73,034,192 shares admitted to trading on the Frankfurt Stock Exchange in January 2005 following the spin-off. Computation of diluted earnings per share is based on this number of shares plus the number of additional shares that could be issued upon the exercise of the conversion rights attaching to the convertible bond issued by LANXESS AG on September 15, 2004.

Subsequent Events

Capital Increase from Contingent Capital Following the bondholder's exercise of its right to convert the mandatory convertible bond, the capital stock of LANXESS AG was increased on July 20, 2005 by €11,586,478 to €84,620,670 through the issuance of 11,586,478 no-par bearer shares, each representing €1.00 of the capital stock. These new shares, which are entitled to any dividends from January 1, 2005 onward, were admitted to trading on German stock exchanges on July 22, 2005.

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact in Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49 (0) 214 30 43024
E-mail: mediarelations@lanxess.com

Contact in Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49 (0) 214 30 77141
E-mail: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 0
www.lanxess.com

Concept and design
Kirchhoff Consult AG, Hamburg, Germany

Photography
Claudia Kempf, Wuppertal, Germany

English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service

Printed by
Kunst- und Werbedruck, Bad Oeynhausen, Germany

Financial Calendar for 2005	
November 17	Interim Report Q3 2005

Disclaimer

This publication contains certain forward-looking statements, including assumptions, opinions and views of the Company or cited from third party sources. Various known and unknown risks, uncertainties and other factors could cause the actual results, financial position, development or performance of the company to differ materially from the estimations expressed or implied herein. The company does not guarantee that the assumptions underlying such forward-looking statements are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed herein or the actual occurrence of the forecasted developments.

No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, neither the Company nor any of its parent or subsidiary undertakings nor any of such person's officers, directors or employees accepts any liability whatsoever arising directly or indirectly from the use of this document.



PUBLISHER

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 (0) 214 30 0
www.lanxess.com

LANXESS